Mail Stop 3561

July 18, 2006

Mr. Timothy C. Clayton,
  Interim Chief Financial Officer
ADESA, INC.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032

> **Re: ADESA, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 1-32198**
>
> **and**
>
> **Form 10-Q for the quarter ended March 31, 2006**
> **Filed May 10, 2006**

Dear Mr. Clayton:

We have reviewed your filings and have the following comments. We think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 10-K (Fiscal Year December 31, 2005)

Management's Discussion and Analysis

Liquidity and Capital Resources, page 47

1.   Your disclosure under the caption, Other Financial Data, as well as within footnote 6 to
        your Selected Financial Data, indicates that EBITDA is used in assessing debt covenant
        compliance. However, there is no mention of EBITDA in the description of your
        restrictive loan covenants within Note 12 to your audited financial statements.
        Accordingly, it is unclear whether you are presenting EBITDA as a liquidity measure.
        Supplementally tell us if your loan covenants use EBITDA and, if so, whether the
        calculation of EBITDA for purposes of such loan covenants is exactly the same as the
        calculation of EBITDA you present within your Selected Financial Data. See Question
        and Answer No. 10 of the Staff's Outline, Frequently Asked Questions Regarding the
        Use of Non-GAAP Financial Measures, dated June 13, 2003.

Other Financial Data, page 50

2.   We note your disclosure at the end of the first paragraph of this section, as well as within
        footnote 6 to your Selected Financial Data, with respect to your use of EBITDA as a
        segment performance measure. Please describe the context in which this non-GAAP
        measure is used by management as a segment performance measure, as we note the
        discussion of your results of operations and your SFAS No. 131 footnote disclosures both
        infer that segment performance is evaluated based on segment operating profit rather than
        segment EBITDA. Alternatively, delete this disclosure regarding segment EBITDA.
        Further, delete your reference to 'consolidated EBITDA' under the heading of Business
        Segments within Note 3 to your audited financial statements, as this constitutes a non-
        GAAP measure used outside of the SFAS No. 131 footnote disclosures. See Question
        and Answer No. 21 of the Staff's Outline, Frequently Asked Questions Regarding the
        Use of Non-GAAP Financial Measures, dated June 13, 2003.

FORM 10-Q (Quarter Ended March 31, 2006)

Note 1. Summary of Significant Accounting Policies
Basis of Presentation, page 8
and
Management's Discussion and Analysis – Executive Overview, page 24

3.   Reference is made to your disclosure of the $2.7 million pre-tax charge for the
        unreconciled balance sheet differences concealed by a former employee. Please tell us
        more about how and when this difference was discovered and how the Company was able
        to ascertain that prior period financial statements are properly stated and do not require
        restatement.

Other Assets, page 10

4.   Please tell us why your 15% investment in Finance Express, LLC, acquired in February 2006, has been accounted for using the equity method of accounting. Your response should address the accounting literature you relied upon in reaching your determination.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief